January 10, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: William Demarest and Kristi Marrone

Re: Form 10-K for the fiscal year ended December 31, 2022[sic] Filed March 31, 2022 File No. 001-41022

Ladies and Gentlemen:

Rigel Resource Acquisition Corp. (the “Company,” “we,” or “our”), is in receipt of the comment of the staff (the “Staff’’) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 22, 2022 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 31, 2022.

Below is the Company’s response to the Comment Letter.

Form 10-K filed March 31, 2022

General

I.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-US. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response

We respectfully acknowledge the Staff’s comment and advise that our sponsor, Rigel Resource Acquisition Holding LLC, is a Cayman limited liability company and is not controlled by a non-U.S. person. The sole owner and managing member of our sponsor is an investment fund, Orion Mine Finance Fund III LP, which is a Cayman limited partnership.  The fund is controlled by its general partner, Orion Mine Finance GP III LP (a Cayman limited partnership), which is ultimately controlled by U.S. persons.  In addition, the fund employs an investment manager, Orion Mine Finance Management LP (a Delaware limited partnership), to make investment recommendations to the fund.  That entity is also controlled by US persons and employs personnel in the US and abroad, of which 70% are located in the US.  Subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, such a potential initial business combination ultimately would be prohibited. However, in the event a potential initial business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company plans to include a risk factor in appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP, and do not hesitate to contact Gregg Noel at 650.470.4540 or gregg.noel.@skadden.com, with any questions or comments regarding this letter.

Sincerely yours,

RIGEL RESOURCE ACQUISITION CORP.

By:	/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	Chief Executive Officer

Copies to:

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP